ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Emazing Interactive, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

See attached sheet for article three (3), article eight (8) and article nine (9).

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 5,350,000 shares or 95.82%

4. Effective date of filing (optional): 5/24/07
(must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: x Edward Wilkinson

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Emazing Interactive, Inc.
Restated Articles of Incorporation (con't)

ARTICLE 3

Common Stock: The amount of the total authorized capital stock of this corporation is Fifty Million (50,000,000) shares with a par value of $0.001 each, amounting to Fifty Thousand Dollars ($50,000.00).

Preferred Stock: The amount of the total authorized capital stock of this corporation is Twenty Million (20,000,000) shares with a par value of $0.001 each, amounting to Twenty Thousand Dollars ($20,000.00), with the Board of Directors having authority to attach such terms as they deem fit.

ARTICLE 8 Elimination or Limitation of Liability of Directors

No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.

ARTICLE 9 Indemnification of Directors and Officers

The corporation shall indemnify the directors and officers of the corporation, and of any subsidiary of the corporation, to the full extent provided by the laws of the State of Nevada.

Expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. In addition, the corporation may advance expenses of such nature on any other terms and/or in any other manner authorized by law.